Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
MATERIAL FACT
Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in line with the Material Facts disclosed on November 3 and 26, December 31, 2020, January 31 and May 31, 2021, and the Announcements to the Market disclosed on July
27 and August 20, 2021, the merger of XPart S.A. (“XPart”) into XP Inc. (“XP”) was approved yesterday at the General Stockholders’ Meetings of these companies.
In light of the approval of the merger and the resulting dissolution of XPart, which is now merged into XP, in replacement for the shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart, will receive (a) the controlling stockholders of the Company—IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco American Depositary Receipts (ADRs), will receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders will receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP.
Since the shares issued by Itaú Unibanco will be traded as from October 4, 2021 ex-right to receive securities issued by XPart, which represent the business line associated with the investment in XP, as from that date, common and preferred shares issued by the Company will have their value traded on the stock exchange adjusted by -18.69% and -17.54%, respectively, as informed by B3. The opening price on October 4, 2021 of the common share (ITUB3) will be R$ 22.6454999 and of the preferred share (ITUB4), R$ 24.4654999.
Finally, further details on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart (this right is not extended to the holders of Itaú Unibanco ADRs), arising from its merger into XP, as well as other operational details regarding the effects of the merger, are available in the General Stockholders’ Meeting Manual disclosed on August 20, 2021, and in the
“FAQ” Section, both of which available on XPart’s website (www.xpartsa.com.br).
São Paulo (State of São Paulo), October 2, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence